SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                     FORM 6-K

                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              FOR October 13, 2003

                                ALLIED DOMECQ PLC
              (Exact name of Registrant as specified in its Charter)

                                 ALLIED DOMECQ PLC
                  (Translation of Registrant's name into English)



                                 The Pavilions
                                Bridgwater Road
                                Bedminster Down
                                Bristol BS13 8AR
                                    England
             (Address of Registrant's principal executive offices)



      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F       x         Form 40-F
                              --------                  --------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                          Securities Exchange Act of 1934.

                         Yes                 No        x
                               --------           ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



                                 Exhibit Index



Exhibit No.                         Description

99.1                                Acceptance of Hess Offer



                                                                13 October 2003



Allied Domecq PLC to accept revised Hess offer for Peter Lehmann Wines Limited



Allied Domecq PLC (Allied Domecq) today announced that it proposed to accept the revised offer by Hess Group Australia Pty Ltd (Hess) for Peter Lehmann Wines Limited (PLW).



On 9 October 2003, Hess announced that it proposed to match the Allied Domecq offer by increasing its unconditional offer for PLW to $4.00 per share. The Independent Directors of PLW subsequently announced that they intend to recommend that shareholders accept the Hess offer for all of their shares, subject to no better offer emerging.



Commenting on developments, Allied Domecq Chief Executive Philip Bowman said:



"While we remain firm believers in the potential of PLW under the control of Allied Domecq, we have an obligation to generate value for our own shareholders. Despite the significant cost and revenue synergies that we believe would accrue to PLW as part of the Allied Domecq group, we do not believe that it would be in the interests of our shareholders to increase our offer further."



"Accordingly, we have informed the board of PLW that we propose to accept the Hess offer for our entire stake. In order to minimise ongoing uncertainty for PLW, we would encourage other shareholders to do the same."



"PLW produce some exceptional wines; I wish the company and its employees every success going forward."



Allied Domecq will also apply to the Australian Securities and Investments Commission for consent to withdraw its offer.



Further information



Summary information on Allied Domecq can be obtained from its website, www.allieddomecq.com. Original high-resolution photographs are available to the media free of charge at www.newscast.co.uk +44 207 608 1000.


Allied Domecq PLC (UK)                    Savage & Horrigan Australia
Media
Stephen Whitehead                         Jane Mussared
Director of Corporate Affairs             Allied Domecq Spokesperson (Australia)
+44 (0) 20 7009 3927/+44 (0)7880 783 532  Tel: 0404 852 813



Anthony Cardew                            Jennifer Horrigan
Cardew Chancery                           Savage & Horrigan
+44 (0) 20 7930 0777                      Tel: 02 9268 1501/ 0414 539 441



Allied Domecq Investor Relations
Peter Durman
+44 (0) 7771 974 817

PLW Shareholder Inquiries

Inquiries from Peter Lehmann Wines Limited shareholders will not be taken on the above numbers. All such inquiries should be directed to the Peter Lehmann Wines Offer Information Line on (Australia) 1300 766 699 or (outside Australia) +61 2 9240 7458. For legal reasons calls to these numbers will be recorded.



SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

13 October, 2003

                                      ALLIED DOMECQ PLC


                                      By:      /s/  Charles Brown
                                      ---------------------------
                                      --------------------------
                                      Name:  Charles Brown
                                      Title: Director of Secretariat & Deputy
                                             Company Secretary